UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 25, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Changes in Novo Nordisk’s Executive Management

Bagsværd, Denmark, 24 November 2014 – Following a change in the distribution of responsibilities among the members of its Executive Management, Novo Nordisk has reduced the number of executives from seven to six. In this connection Executive Vice President and Chief of Staffs Lise Kingo has decided to leave Novo Nordisk.

Her areas of responsibility will be taken over by other members of Executive Management. As from today:

•	Corporate People & Organisation and Business Assurance report to Lars Fruergaard Jørgensen
•	Corporate Stakeholder Engagement reports to Jakob Riis
•	Corporate Communications reports to Lars Rebien Sørensen.

Commenting on the changes, Lars Rebien Sørensen, CEO, says: “I would like to thank Lise for her many contributions to Novo Nordisk during her impressive career in the company. Of special note is her leadership in driving the company’s strategy within sustainable development, corporate branding and public affairs, which has earned Novo Nordisk recognition as a respected global business. I wish her the best of luck in the future.”

Lise Kingo says: “I have really enjoyed being part of Novo Nordisk throughout my career, not least during my time as a member of its Executive Management. It has been a fantastic journey and I wish the company and my colleagues all the best in their onward journey. This is the beginning of a new chapter in which I plan to utilise my experience and insights in boards of companies and organisations internationally.”

Following the above-mentioned changes, Novo Nordisk’s Executive Management is now composed as follows:

Lars Rebien Sørensen, CEO (chief executive officer).

Kåre Schultz, president and COO (chief operating officer), responsible for Sales and Product Supply.

Jesper Brandgaard, executive vice president and CFO (chief financial officer), responsible for Finance, Legal, and Investor Relations.

Lars Fruergaard Jørgensen, executive vice president, responsible for Corporate IT, Corporate Quality, Corporate Development, Corporate People & Organisation and Business Assurance.

Jakob Riis, executive vice president, responsible for Marketing, Medical Affairs and Corporate Stakeholder Engagement.

Mads Krogsgaard Thomsen, executive vice president and chief science officer, responsible for Research, Development and Regulatory Affairs.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 72 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 25, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer